                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                            (NAME OF SUBJECT COMPANY)



     SAN JUAN PARTNERS, L.L.C.                   ANDOVER GROUP, INC.
 ENCAP ENERGY CAPITAL FUND III, L.P.            CHARLES T. MCCORD III
 ENCAP ENERGY ACQUISITION III-B, INC.     O'SULLIVAN OIL & GAS COMPANY, INC.
        ECIC CORPORATION                        CHRISTOPHER P. SCULLY
    BOCP ENERGY PARTNERS, L.P.              SCOTT W. SMITH FUNDING, L.L.C.
    FIRST UNION INVESTORS, INC.                    JOHN V. WHITING


                                    (BIDDERS)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                   122016 10 8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                C. N. O'SULLIVAN
                                910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                 WITH A COPY TO:
                                BRIAN D. BARNARD
                              HAYNES AND BOONE, LLP
                                 201 MAIN STREET
                                   SUITE 2200
                             FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            CALCULATION OF FILING FEE
================================================================================
    TRANSACTION VALUATION                             AMOUNT OF FILING FEE
================================================================================
       $44,936,595(1)                                     $8,987.32
================================================================================

(1) For purposes of calculating fee only. The amount assumes the purchase of 5,446,860 Units of Beneficial Interest of the Trust at $8.25 per Unit. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable
================================================================================

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 2 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                San Juan Partners, L.L.C.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                AF, BK
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) or 2(f)
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                OO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 3 OF 19 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ENCAP ENERGY CAPITAL FUND III, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [X]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f)
                                                                       [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 4 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ENCAP ENERGY ACQUISITION III-B, INC.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                        PAGE 5 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                ECIC CORPORATION
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                        SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                        PAGE 6 OF 19 PAGES

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                BOCP ENERGY PARTNERS, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 7 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               FIRST UNION INVESTORS, INC.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                North Carolina
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 8 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               ANDOVER GROUP, INC.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 9 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              CHARLES T. MCCORD III
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).                                                   [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 10 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              O'Sullivan Oil & Gas Company, INC.
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).
                                                                           [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
               5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 11 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                CHRISTOPHER P. SCULLY
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                PF
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 12 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Scott W. Smith Funding, L.L.C.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7).
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                OO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                       SCHEDULE 14D-1 AND SCHEDULE 13D


CUSIP NO. 122016 10 8                                       PAGE 013 OF 19 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              JOHN V. WHITING
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
 5    [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(e) or 2(f).
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                449,140 UNITS
--------------------------------------------------------------------------------
 8    [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES.

--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7).
                5.1%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

     This Tender Offer Statement on Schedule 14D-1 relates to the tender offer by San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc. a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting are collectively referred to herein as "Parents") to purchase 5,446,860 Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust"), at $8.25 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). This Schedule 14D-1 also constitutes the Statement on
Schedule 13D of the Purchaser and Parents with respect to Units of the Trust. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust"). The principal executive offices of the Trust are located at the offices of NationsBank of Texas, N.A., 901 Main Street, Suite 1700, Dallas, Texas 75202.

         (b) The class of securities to which this Statement relates is the Units of Beneficial Interest of the Trust. The information set forth under "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth under "THE TENDER OFFER -- 8. Price Range of Units; Cash Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (d) and (g) This Statement is being filed by the Purchaser and Parents. The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e) During the last five years, neither Purchaser, Parents nor, to the best knowledge of Parents and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

         (f) During the last five years, neither Purchaser, Parents nor, to the best knowledge of Parents and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a) and (b)       The information set forth under "THE TENDER OFFER --
7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER -- 11. Background of the Offer; Past Contacts, Transactions or Negotiations with the Trust" and "THE TENDER OFFER -- 16. Certain Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) and (b)       The information set forth under "THE TENDER OFFER --
10. Financing of the Offer; Plans for the Trust" of the Offer to Purchase is incorporated herein by reference.

         (c)      Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         (a) - (g) The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 12. Purpose and Structure of the Offer" and "THE TENDER OFFER -- 13. Effect of the Offer on the Market for Units; NYSE Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) As of the date of this Schedule 14D-1 and Schedule 13D, the Purchaser beneficially owned 449,140 Units consisting of approximately 5.1% of currently outstanding Units (the percentage of Units being based upon 8,800,000 Units outstanding as of October 31, 1997, as set forth in the Trust's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997).

         Pursuant to the Amended and Restated Limited Liability Company Regulations of the Purchaser, a copy of which is attached hereto as Exhibit (b) of this Schedule 13D and Schedule 14D-1 and incorporated herein by reference, the Parents have shared voting and dispositive power over the 449,140 Units owned by the Purchaser.

         The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER -- 10. Financing of the Offer" and Schedule II of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER --
10. Financing of the Offer" and in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER -- 10. Financing of the Offer"; "THE TENDER OFFER -- 12. Purpose and Structure of the Offer; Plans for the Trust" and Schedule II of the Offer to Purchase and the information set forth in Exhibits (b), (c)(1) and (c)(2) of this Schedule 13D and Schedule 14D-1 is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth under "INTRODUCTION" and "THE TENDER OFFER --
18. Fees and Other Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         (a)      Not applicable.

         (b) and (c)       The information set forth under "THE TENDER OFFER --
17. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth under "THE TENDER OFFER -- 13. Effect of the Offer on the Market for Units; NYSE Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

         (e)      Not applicable

         (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   --       Offer to Purchase, dated January 20, 1998.
(a)(2)   --       Letter of Transmittal.
(a)(3)   --       Notice of Guaranteed Delivery.
(a)(4)   --       Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
(a)(5)   --       Letter to Clients for Use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.
(a)(6)   --       Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
(a)(7)   --       Form of Press Release, issued January 20, 1998.
(a)(8)   --       Summary Advertisement, dated January 20, 1998.
(b)      --       Credit Agreement between Bank One, Texas, N.A. and San Juan
                  Partners, L.L.C., dated January 15, 1998.
(c)(1)   --       Amended and Restated Limited Liability Company Regulations
                  of San Juan Partners, L.L.C., a Texas Limited Liability
                  Company, dated January 15, 1998.
(c)(2)   --       Credit Agreement between Bank One, Texas, N.A. and San Juan
                  Partners, L.L.C., dated January 15, 1998, is attached hereto as Exhibit (b).
(d)      --       None.
(e)      --       Not applicable.
(f)      --       Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 1998                    SAN JUAN PARTNERS, L.L.C.
     ------------------------------

                                          By: /s/ C. N. O'SULLIVAN
                                             -----------------------------------
                                          Name:   C. N. O'Sullivan
                                          Title:  President - O'Sullivan Oil &
                                                  Gas Company, Manager


                                          ENCAP ENERGY CAPITAL FUND III, L.P.


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director



                                          ENCAP ENERGY ACQUISITION III-B, INC.


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director



                                          ECIC CORPORATION


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director



                                          BOCP ENERGY PARTNERS, L.P.


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director




                                          FIRST UNION INVESTORS, INC.


                                          By: /s/ TED A. GARDNER
                                             -----------------------------------
                                          Name:   Ted A. Gardner
                                          Title:  Senior Vice President

                                          ANDOVER GROUP, INC.



                                          By: /s/ A. JOHN KNAPP, JR.
                                             -----------------------------------
                                          Name:   A. John Knapp, Jr.
                                          Title:  President


                                          /s/ CHARLES T. McCORD III
                                          --------------------------------------
                                          Charles T. McCord III



                                          O'SULLIVAN OIL & GAS COMPANY, INC.



                                          By:/s/ C. N. O'SULLIVAN
                                             -----------------------------------
                                          Name:  C. N. O'Sullivan
                                          Title: President


                                          /s/ CHRISTOPHER P. SCULLY
                                          --------------------------------------
                                          Christopher P. Scully



                                          SCOTT W. SMITH FUNDING, L.L.C.



                                          By: /s/ SCOTT W. SMITH
                                             -----------------------------------
                                          Name:   Scott W. Smith
                                          Title:  Manager


                                          /s/ JOHN V. WHITING
                                          --------------------------------------
                                          John V. Whiting

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT
NUMBER              EXHIBIT NAME
-------             ------------

(a)(1)     --       Offer to Purchase, dated January 20, 1998.
(a)(2)     --       Letter of Transmittal.
(a)(3)     --       Notice of Guaranteed Delivery.
(a)(4)     --       Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.
(a)(5)     --       Letter to Clients for Use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.
(a)(6)     --       Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.
(a)(7)     --       Form of Press Release, issued January 20, 1998.
(a)(8)     --       Summary Advertisement, dated January 20, 1998.
(b)        --       Credit Agreement between Bank One, Texas, N.A. and San Juan
                    Partners, L.L.C., dated January 15, 1998.
(c)(1)     --       Amended and Restated Limited Liability Company Regulations
                    of San Juan Partners, L.L.C., a Texas Limited Liability
                    Company, dated January 15, 1998.
(c)(2)     --       Credit Agreement between Bank One, Texas, N.A. and San Juan
                    Partners, L.L.C., dated January 15, 1998, is attached
                    hereto as Exhibit (b).
(d)        --       None.
(e)        --       Not applicable.
(f)        --       Not applicable.